LAW OFFICES

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ

A PROFESSIONAL CORPORATION

FIRST TENNESSEE BUILDING

165 MADISON AVENUE

SUITE 2000

MEMPHIS, TENNESSEE 38103

(901) 526-2000

FACSIMILE

(901) 577-2303

MATTHEW S. HEITER, SHAREHOLDER

Direct Dial: 901.577.8117

Direct Fax: 901.577.0737

E-Mail Address: mheiter@bakerdonelson.com

February 3, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Pamela A. Long, Assistant Director

Ladies and Gentlemen:

On behalf of Macquarie Equipment Leasing Fund, LLC (the “Fund”), enclosed herewith is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment”), as filed with the Securities and Exchange Commission on February 3, 2009 (the “Registration Statement”). The Company has amended the Registration Statement in response to comments contained in the letter from the Staff, dated November 12, 2008 (the “Comment Letter”), and addressed to David Fahy, President of Macquarie Asset Management Inc., the manager of the Fund (the “Manager”). The Amendment also includes certain revisions requested by the Financial Industry Regulatory Authority and certain state securities administrators, in addition to certain updating and conforming changes made by the Fund. We will separately deliver copies of the amended Registration Statement, marked to show changes from the original Filing, to members of the Staff specified in the Comment Letter.

The numbered responses below correspond to the numbered paragraphs of the Comment Letter.

General

1.	Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Please note that we will issue any comments on your sales literature under separate cover.

RESPONSE: The Fund will supplementally provide the Staff all sales literature intended to be used in the offering and hereby confirms that all sales literature intended for use with the Registration Statement will be provided to the Staff prior to its first use.

2.	We note a number of blank spaces throughout your registration statement for information that you are not allowed to omit under Rule 430A of the Securities Act. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

RESPONSE: Information that was omitted in the prior filing has been included in the current filing.

Prospectus Cover Page

3.	In accordance with Item 501(b)(2) of Regulation S-K, please include in the centered text at the top of the cover page the amount of securities offered pursuant to the registration statement. Please see Section II (A)(3)(a) of Securities Act Release No. 33-6900 (June 25, 1991) regarding disclosure of the minimum and the maximum amount to be offered.

RESPONSE: The Registration Statement has been revised as requested. Please see the Prospectus Cover Page.

4.	We note your disclosure in footnote (8) to the Estimated Use of Proceeds table on page 27. Please revise your disclosure in the first paragraph to disclose that in no event your total organization and offering expenses will exceed 15% of your gross offering proceeds.

RESPONSE: The Registration Statement has been revised as requested. Please see the Prospectus Cover Page.

5.	Please disclose that purchases by your manager, its affiliates, selling dealers or certain of their affiliates will be made at a lower price per share than the price to the investing public ($9.30 per share).

RESPONSE: The Registration Statement has been revised as requested. Please see the Prospectus Cover Page.

6.	Since the offering proceeds will be further reduced to cover O&O Expense Allowance and Due Diligence Expense Reimbursements, the “Proceeds to Fund” column should reflect the true net proceeds to the Fund.

RESPONSE: The Registration Statement has been revised as requested. Please see the Prospectus Cover Page.

7.	Please add disclosure concerning the tax risks associated with the securities you are offering. Please see Part 1(D) of Industry Guide 5.

RESPONSE: The Registration Statement has been revised as requested. Please see the Prospectus Cover Page.

Table of Contents

8.	Please consider revising the table of contents to include important subheadings to better guide the reader through your document. Please see Section II(A)(3)(b) of Securities Act Release No. 33-6900 (June 25, 1991).

RESPONSE: The Registration Statement has been revised to include important subheadings. Please see the Table of Contents.

Who May Invest, page 1

General Suitability Standards, page 1

9.	In accordance with Part 2 of Industry Guide 5, please expand your disclosure to include the methods the manager intends to employ to assure adherence to the suitability standards by the dealer manager and the selling dealers. Also, please discuss briefly the factors pertaining to the needs for such standards.

RESPONSE: The Registration Statement has been revised as requested. Please see page 1.

Questions and Answers About This Offering, page 2

Q1.	What is Macquarie Equipment Leasing Fund, LLC and what does it do?, page 2

10.	We note that here and elsewhere in the prospectus, you often use the term “other equipment related transactions;” however, the range and type of transactions, that the term as used is intended to encompass, remain unclear. Please explain the term “other equipment related transactions” by specifying the type of transactions that may fall within the “other” category.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 4, 42, 43 and 44.

Q.6	Are there tax consequences and potential benefits of investing in us?, page 4

11.	Please explain briefly the passive activity rules to provide some context to your disclosure related to passive activity income or loss.

RESPONSE: The Registration Statement has been revised as requested. Please see page 6.

12.	Please cross reference your detailed discussion related to the tax consequences of the offering. Also, please include here or in the Glossary a definition for the term UBTI.

RESPONSE: The Registration Statement has been revised as requested. Please see page 6 and the Glossary beginning on page 108.

Questions and Answers About Our Distribution Reinvestment Plan, page 5

Q1.	What is the benefit of participating in the DRP?, page 5

13.	We note on page 6 your answer to Question 4 where you disclose that your manager will be entitled to O&O Expense Allowance of $0.149 per share sold pursuant to the DRP. Please revise your answer here to reflect the O&O Expense Allowance deduction.

RESPONSE: The Registration Statement has been revised as requested. Please see page 7. The Fund notes that the amount of the O&O Expense Allowance for all shares, including those sold pursuant to the DRP, has been amended in conjunction with an amendment to the anticipated due diligence expense reimbursement.

Prospectus Summary, page 7

14.	The tabular summary of the use of proceeds should follow the prospectus summary. See Part 3 of Industry Guide 5. Please rearrange your disclosures accordingly.

RESPONSE: The “Estimated Use of Proceeds” section has been moved to appear after the “Prospectus Summary” section and before the “Risk Factors” section.

Our Manager, page 7

15.	Please include the telephone number of your manager and identify by name the persons who will be making investment decisions for you and provide contact information for them. See Part 3(A)(i) of Industry Guide 5.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 10 and 62.

Federal Income Tax Consequences, page 9

16.	Please state that counsel has opined that for tax purposes you will be treated as a partnership and identify counsel.

RESPONSE: The Registration Statement has been revised as requested. Please see page 12.

The Offering, page 10

17.	Please describe the depreciation method that you will use for the equipment. See Part 3(A)(vi) of Industry Guide 5.

RESPONSE: The Registration Statement has been revised as requested. Please see page 13.

18.	Please disclose the maximum leverage expected to be used by the Fund. See Part 3(A)(vii) of Industry Guide 5.

RESPONSE: The Registration Statement has been revised as requested. Please see page 13.

Risk Factors, page 13

Risks Associated with Our Equipment Leasing Activities, page 13

We may not require clients to insure equipment, page 15

19.	Please address the risk discussed in the last paragraph under separate subheading.

RESPONSE: The Registration Statement has been revised as requested. Please see page 24.

Risks Associated with this Offering, page 20

We and our members could lose deductions if the IRS treats our leases or financings, page 23

20.	It is not readily apparent what the difference between a lease and a financing would be. Please briefly expand your substantive disclosure on the subject of financing to enhance the investors’ understanding of the disclosed risk.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 29 and 30.

Management Compensation, page 28

Offering Compensation, page 28

21.	We note that your manager, its affiliates, selling dealers or certain of their affiliates may purchase shares at a discount for a purchase price of $9.30 per share. Please tell us why you have not included the bar chart and related disclosure contemplated by Part 4(D) of Industry Guide 5 in either the management compensation or the plan of distribution sections of the prospectus.

RESPONSE: The Fund supplementally advises the Staff that it does not believe that the Manager or its affiliates will receive a disproportionate interest in the Fund in the event that such parties purchase shares at a purchase price of $9.30 per share. The purchase price of $9.30 per share represents the public offer price of $10.00 per share less the selling commission of $0.70 per share. The dealer manager, an affiliate of the manager, and the selling dealers are not entitled to receive the $0.70 per share selling commission on shares sold to themselves or their affiliates. Therefore, the effective cash cost to the manager, selling dealers and affiliates of purchasing shares at $9.30 per share is equivalent to the public offer price of $10.00 per share.

Furthermore, it is noted that the Fund receives on a per share basis the same capital available for investment from shares sold to the public at $10.00 per share as it does from the sale of shares to the manager, selling dealers and their affiliates at a price of $9.30 per share. The sale of such shares is therefore not dilutive to the Fund’s investing power on a per share basis.

As such, the Fund has not included the bar chart and related disclosure.

Acquisition Fees – payable to our manager and its affiliates during the offering period and operating period, page 30

22.	We note your disclosure in footnote (2) regarding your total front-end fees. Please clarify here whether your calculation of the front-end fees assumes that maximum leverage is utilized, See Part 4(B) of Industry Guide 5.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 34 and 37.

Re-Leasing Fees – payable to our manager and its affiliates during the offering period and operating period, page 31

23.	In the Method of Compensation column you disclose that you “may not pay” your manager a re-leasing fee if the manager receives a 7% asset management fee. We further note your footnote (4) disclosure where you state that the manager “will not be entitled” to the 2.0% re-leasing fees. Please reconcile these two disclosures. The former disclosure creates the appearance of discretion on whether the re-leasing fees will be paid to the manager. If that is the case, please clarify whether the manager has also the discretion to determine whether he receives the 2.0% fee (assuming he has received the management fee in full).

RESPONSE: The Registration Statement has been revised as requested. Please see page 35.

Re-Marketing Fees – payable to our manager and its affiliates during the offering, operating and liquidation periods, subordinate to investor return, page 32

24.	Please discuss in what circumstances the re-marketing fees “cannot be paid” to your manager or its affiliates (last paragraph in the Method of Compensation column).

RESPONSE: The Registration Statement has been revised as requested. Please see pages 35 and 36.

Investment Objectives and Policies, page 34

Principal Investment Objectives, page 34

25.	We note your disclosure in the last bullet point related to your anticipated internal rate of return of 8.0% per annum, In the prospectus cover page you disclose that you have not yet identified specific investments and that your manager lacks operating history. Further, you have identified a broad range of equipment that the Fund expects to invest in (i.e. rail, maritime, aviation, road transportation, manufacturing, mining and construction, technological and communications, utilities and/or other types of equipment). In light of the guidance provided in Part 10(C) of Industry Guide 5, please explain how you have determined the 8% internal rate of return, given also your intention to leverage 65% of your portfolio once it is fully invested. For additional guidance, please see II(b)(2)(f) of Securities Act Release No. 33-6900 (June 25, 1991).

RESPONSE: The reference to an objective of an 8% internal rate of return has been deleted from the Registration Statement. Please see page 38.

Non-Lease Transactions, page 39

Total Return Swaps, Participation Agreements and Other Transactions, page 39

26.	Please describe briefly what total return swaps and participation agreements are.

RESPONSE: The Registration Statement has been revised as requested. Please see page 43. The Fund supplementally advises the Staff that the nomenclature for “total return swaps” has been amended to “total lease return swaps” in conjunction with the Fund’s response to Comment 10 above. These non-lease, “equipment related transactions” allow the Fund to directly or indirectly participate in the benefits and risks of equipment ownership or usage. These transactions do not include stock, bond or other exchange traded derivatives contracts. The Fund will not enter into such contracts.

Transaction Strategies, page 40

27.	In the first paragraph, please provide examples of “equipment-related non-lease transactions.”

RESPONSE: The Registration Statement has been revised as requested. Please see pages 42, 43 and 44. Please also note the amendments to the Registration Statement referred to in the response to Comment 10 above.

The Equipment Leasing Industry, page 45

28.	In accordance with Item 10l(c)(1) of Regulation S-K (and in particular subsections (iii), (xii) and (xiii) thereof), please discuss briefly:

•	the anticipated sources of your equipment purchases/investments, and related equipment transactions;
•

depending on the nature of the equipment, how compliance with applicable environmental laws could impact your business (we note risk factor disclosure “We may not require clients to insure equipment . . .” on page 15); and

•	that your business will have no employees and that you will rely on the employees of your manager’s affiliates.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 41 and 64.

Equipment Leasing Figures, page 46

29.	Please confirm that your data sources are publicly available and were not prepared for your benefit or paid by you. Further, it appears that the equipment leasing figures disclosed in your prospectus date back to as early as 2004. Given the significant change in market conditions during 2008, please update these figures to the extent possible. If more recent data is not available, please identify more clearly the age of the data used in the first three bullet points.

RESPONSE: The Fund hereby confirms that the data sources used in the Registration Statement are publicly available and were not prepared for its benefit or paid by it. Data sources have been updated to the extent feasible as of the date of the current filing. Please see page 50.

Fiduciary Duties and Conflicts of Interest, page 48

In General, page 48

30.	Please include a cross-reference to your “Summary of Our Operating Agreement” discussion where you describe the provisions designed to guard against conflicts of interest.

RESPONSE: The Registration Statement has been revised as requested. Please see page 52.

Management, page 57

Organizational Diagram, page 57

31.	Please revise your diagram to include the Fund and its affiliation to the Macquarie Group.

RESPONSE: The Registration Statement has been revised as requested. Please see page 63.

Services Agreements, page 58

32.	Please tell us why you have not filed the services agreements as exhibits pursuant to Item 601(b)(I0) of Regulation S-K. Otherwise, please file them with your amendment.

RESPONSE: As described on page 65 of the Registration Statement, the services agreements provide for administrative services such as human resources and business services, information technology services and company secretarial services to be provided to the Fund and the Manager. These contracts enable the day-to-day operations of the Fund, and are therefore made in the “ordinary course of business.” Further, the Fund does not believe that the services agreements are material, as the services to be provided to the Fund under the agreements could be obtained from a third party. For these reasons, the services agreements are not required to be filed as exhibits to the Registration Statement under Item 601(b)(10) of Regulation S-K.

33.	Further, on page F-6 to the notes to consolidated balance sheet, we note your disclosure regarding the Accession Agreement with Macquarie Bank Limited. Briefly describe the agreement in the prospectus, and to the extent required, file it as an exhibit to the registration statement.

RESPONSE: The Fund supplementally advises the Staff that the Accession Agreement is between the Manager and Macquarie Bank Limited. The Fund is not a party to the agreement, and has no beneficial interest in the agreement. Therefore, the Fund does not believe that any disclosure regarding the Accession Agreement is required in the prospectus. Further, the Accession Agreement is not required to be filed as an exhibit to the Registration Statement under Item 601(b)(10) of Regulation S-K.

Income, Losses and Distributions, page 60

34.	Your example about the rate of return being calculated on a decreasing base is unclear. Please explain how your calculation works and how you arrived at the same distribution amounts for each of the years in your example.

RESPONSE: The Registration Statement has been revised as requested. Please see page 67.

Allocation of Profit and Losses for Tax Purposes, page 61

35.	Your disclosure in the first paragraph on page 62 is dense and difficult to understand. To the extent possible, please simplify your disclosure by way of example.

RESPONSE: The Registration Statement has been revised as requested. Please see page 68.

Federal Income Tax Consequences, page 63

Opinion of Counsel, page 63

36.	We note your disclosure in the last sentence of the first paragraph. Since it appears that a short-form opinion is being used, please revise your disclosure to state counsel’s opinion by making clear which statements represent counsel’s opinion. The disclosure in this section must be counsel’s opinion and not merely an opinion on the quality of the statements in the prospectus. Please also clarify exactly which statements constitute counsel’s opinion, rather than refer to “statements or conclusions of law.”

RESPONSE: The Registration Statement has been revised as requested. Please see page 70.

37.	Counsel must opine on each material tax consequence. If counsel is unable to opine on a material tax consequence, then the disclosure here must clearly identify:

•	the material tax consequence that counsel is unable to opine;
•	the reasons for counsel’s inability to opine on the material tax consequence; and
•

the possible outcomes and risks to investors of this tax consequence (we note that in the third paragraph of your Cost Recovery Deductions on page 69, you do not fully explain the risk to the investors if IRS successfully challenges the cost recovery deduction).

RESPONSE: The Registration Statement has been revised as requested. Please see pages 70 and 77.

Summary of Our Operating Agreement, page 83

38.	In the opening paragraph, please revise your disclosure to clarify that your summary describes all the material provisions of the operating agreement.

RESPONSE: The Registration Statement has been revised as requested. Please see page 90.

Management, page 83

Limitations on Our Manager’s Powers, page 83

39.	In the last bullet point on page 84, briefly describe the limited circumstances referred to in your disclosure.

RESPONSE: The Registration Statement has been revised as requested. Please see page 92.

Withdrawal of our Manager, page 85

Voluntary Withdrawal, page 86

40.	Please explain:

•	in the first bullet point, whether notice is intended to be given to each member of the limited liability company; and
•	in the second bullet point, whether the opinion of counsel will be that of a special counsel (we note your risk factor disclosure that you and your manager are not represented by separate counsel).

RESPONSE: The Registration Statement and Operating Agreement have been revised as requested. Please see page 94 and page A-32.

Reports to Members, page 88

41.	Please tell us why the annual and quarterly reports will be provided within 120 and 60 days, respectively, of the end of the applicable periods rather than 90 and 45 days. Please see Part 15 of Industry Guide 5.

RESPONSE: The Registration Statement and Operating Agreement have been revised to change the applicable periods from 120 and 60 days to 90 and 45 days. Please see pages 96, 97 and A-40.

Redemption of Shares, page 91

42.	Please clarify that no member is under any obligation to hold the shares for a specified period prior to asking for redemption. Please see Part 17(9) of Industry Guide 5.

RESPONSE: The Registration Statement has been revised as requested. Please see page 99.

43.	Please revise your disclosure to address Part 17, subsections (3), (5) and (10) of Industry Guide 5.

RESPONSE: As described in the second paragraph of “Redemption of Shares” beginning on page 99, the Fund’s Manager will have sole discretion regarding the priority of granting requests for redemption, including redemption requests from the Manager and its affiliates and the circumstances under which a later request will be honored when an earlier request is still pending. The Registration Statement has been revised to address the procedure that must be followed in order to redeem shares. Please see page 99.

Plan of Distribution, page 92

Compensation of the Dealer Manager and Selling Dealers, page 92

44.	In accordance with Items 508(c)(2) and (g) of Regulation S-K, please describe briefly the terms of the Dealer Manager Agreement and the Selling Dealer Agreement pursuant to which either of these agreements may be terminated and whether you are under any obligation to indemnify the dealer manager and the selling dealers against any liability arising under the Securities Act of 1933. See also Part 18(A) of Industry Guide 5.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 102 and 103.

Supplemental Sales Material, page 96

45.	We note your disclosure here; however, in accordance with Part 19(B) of Industry Guide 5, you need to identify in the prospectus all written sales material proposed to be transmitted to prospective investors orally or in writing.

RESPONSE: All written sales material proposed to be transmitted to prospective investors orally or in writing known as of the date of the current filing have been identified. Please see page 105.

Part II

Indemnification of Directors and Officers, page II-1

46.	Please expand your discussion by summarizing the provisions of Section 4.5 of the Operating Agreement.

RESPONSE: The Registration Statement has been revised as requested. Please see pages II-1 and II-2.

Signatures

47.	Please ensure that the registration statement is signed by the Chief Financial Officer and the Chief Accounting Officer.

RESPONSE: The Registration Statement will be signed by the Chief Financial Officer and the Chief Accounting Officer prior to effectiveness.

Exhibits

Exhibit 5.1 – Form of Opinion Regarding Legality

48.	Legal counsel must opine on the corporate laws of the jurisdiction of incorporation of the Fund. Please have counsel revise its opinion accordingly.

RESPONSE: The legal opinion has been revised as requested. Please see Exhibit 5.1.

Exhibit 8.1 – Form of Opinion Regarding Tax Matters

49.	The tax opinion must express a firm conclusion for each material federal income tax consequence deriving from investing in your shares. We note the opinion in Item 2; however, since the discussion in the prospectus is the opinion of counsel, it is inappropriate for counsel to address here the correctness of prospectus disclosures. Please note that counsel must opine that the applicable discussion is counsel’s opinion. Please have counsel revise its opinion accordingly.

RESPONSE: The tax opinion has been revised as requested. Please see Exhibit 8.1.

Please do not hesitate to contact the undersigned at (901) 577-8117 or, in his absence, Irene Graves at (205) 250-8314, if you have any questions or comments relating to the Fund’s response to the Comment Letter.

Very truly yours,

/s/ Matthew S. Heiter

Matthew S. Heiter

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC